UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 20.4% IN ITS 12 MEXICAN AIRPORTS AND A DECREASE OF 0.1% IN ITS MONTEGO BAY, JAMAICA AIRPORT FOR THE MONTH OF NOVEMBER

Guadalajara, Jalisco, Mexico, December 7, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of November 2015 compared to traffic figures for November 2014.

During November 2015, total terminal passengers increased 20.4% in the 12 Mexico-based airports compared to the same period of the previous year; traffic through the Montego Bay airport decreased 0.1% during the same period. Domestic passenger traffic presented an 18.4% increase in the Mexican airports, while international passenger traffic increased 24.42%. Montego Bay contributed 280 thousand passengers to GAP’s network of airports during the month of November, for an accumulated increase of 4.4% since January.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Montego Bay Airport (thousands)

GAP Passenger Traffic Report November 2015	Page 2

The following items are highlights from traffic results for the month of November:

  Load Factor: During the month of November, GAP registered an 18.8% increase in the number of seats compared to last year. Load factor grew 2.6% to reach 79.3%.

  New Routes: Guadalajara to Oaxaca by TAR, Hermosillo to Phoenix by Volaris, Puerto Vallarta to Denver by Southwest, Los Cabos to Calgary by AirTransat, Tijuana to Mexico City by VivaAerobus and Montego Bay to Houston Hobby by Southwest.

•	Bajio Region: Aguascalientes continues to demonstrate significant growth in terms of connection HUBs in both Mexico and the United States. In November, Aeromexico broke the record in terms of passengers transported in the Aguascalientes to Mexico City route, with over 19 thousand passengers. Meanwhile, the Guanajuato airport continues to report solid growth both in the domestic and international markets, with 24.5% and 10.4%, respectively.

•	Guadalajara: During the January-November 2015 period, 15 new routes were opened in the airport; reflecting the confidence shown by airlines in the Guadalajara market. This year, the airport will reach a historic record in terms of passengers transported, as result of the 12.4 million seats offered by airlines throughout the year.

•	Puerto Vallarta: The Vallarta to Nayarit destination reached an important consolidation in the North American market. For example, during November, 13 new destinations to Canada were added as well as 16 direct flights to U.S. airports. Finally, the destination has been able to take advantage of the growth potential in domestic tourism, with flights to Aguascalientes, Guanajuato, Durango and San Luis Potosi.

•	Los Cabos: According to the official figures of the Los Cabos Hotel Association, the number of rooms available has reached 15,000 thousand rooms throughout 56 properties. This offering has significantly contributed to the 59.2% growth during November. The trend is expected to continue over the coming months, with the opening of routes to Edmonton, Toronto and Toluca.

•	Tijuana: Tijuana continues to break passenger records, surpassing 120 thousand available seats. November marked a milestone in the history of passenger traffic, becoming the main port of entry from Mexico to Southern California. On the other hand, airlines seek to position themselves prior to the opening of the cross border bridge in December.

•	Montego Bay: As of November, growth reached at 4.4%, in line with estimates. During the upcoming winter season, the airport is expected open up to important markets, such as Asia and Australia, due to the new route to Los Angeles by American Airlines.

***

GAP Passenger Traffic Report November 2015	Page 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report November 2015	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  December 7, 2015